

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE Q3 2019 RESULTS AND CONFERENCE CALL DATES

WINNIPEG, CANADA – (November 19, 2019) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, will release financial results for the quarter ended September 30, 2019 on Tuesday, November 26, 2019. The third quarter financial statements will be made available on the Company's website at www.medicure.com. Medicure will hold a conference call and webcast regarding the results on Wednesday, November 27, 2019 at 7:30 AM Central Time (8:30 AM Eastern Time).

Conference Call Info:

Topic: Medicure's Q3 2019 Results

Call date: Wednesday, November 27, 2019

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free: 1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free: 1 (888) 545-0687

Passcode: 7343307#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220

Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.